UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes to Leadership Team

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated December 7, 2023, announcing upcoming changes to the Company’s leadership team. Effective as of March 31, 2024, Ian Webber will retire as the Company’s Chief Executive Officer and will join the Company’s Board of Directors (the “Board”), and Thomas Lister, who is currently serving as the Company’s Chief Commercial Officer, will succeed Mr. Webber as Chief Executive Officer.

Quarterly Dividends on Series B Preferred Shares

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated September 7, 2023, announcing that the Board declared a quarterly dividend on the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”).

Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated December 6, 2023, announcing that the Board declared a quarterly dividend on the Series B Preferred Shares.

Decarbonization Project

Attached to this Report as Exhibit 99.4 is a copy of the press release of the Company, dated September 18, 2023, announcing the Company’s partnership with Bayes Business School in support of the UK National Clean Maritime Research Hub.

The information contained in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Report (excluding, with respect to Exhibit 99.1, the commentary of George Youroukos and Thomas Lister therein) is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: December 13, 2023	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer